450 Lexington Avenue New York, New York 10017 +1.212.850.2800 Phone +1.212.850.2929 Fax andrewskurthkenyon.com Paul N. Silverstein +1.212.850.2819 Phone paulsilverstein@andrewskurth.com

SEE LEGEND BELOW

April 28, 2017

VIA EMAIL, FEDEX AND COURIER

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave. NW

Washington, DC 20004-2541

Attn: Keith Gottfried, Esq.

Dear Mr. Gottfried:

We have the letter, dated April 20, 2017 (the “April 20 Letter”), from your client, SITO Mobile, Ltd. (the “Company”), addressed to our client, TAR Holdings LLC (“TAR Holdings”). As your client knows, TAR Holdings owns approximately 10.2% of the Company’s common stock. The Company has asked TAR Holdings to submit an affidavit to the Company attesting to various matters in connection with TAR Holdings’ nomination of nominees to the Company’s board of directors (the “Board”) at the 2017 annual meeting of the Company’s stockholders (the “Annual Meeting”). We also have the Company’s press release, dated April 25, 2017 (the “April 25 Press Release”), in which the Company makes various inaccurate, unfounded and irrelevant statements with respect to TAR Holdings and Karen Singer (sole member of TAR Holdings), among others.

TAR Holdings believes that the April 20 Letter and the April 25 Press Release represent further examples of the repeated and improper attempts by the current members of the Company’s board of directors (the “Board”) and management (“Management”) - - who collectively own a de minimis amount of the Company’s common stock - - to entrench themselves to the detriment of the Company’s stockholders. Such examples include, without limitation, the purported adoption by the Company of (i) Amended and Restated Bylaws on March 23, 2017 (the “Purported Amended Bylaws”) and (ii) that certain Section 382 Tax Benefits Preservation Plan on April 3, 2017 (the “Purported Poison Pill”), each promptly following filings by Company stockholders indicating their belief that the Company had been mismanaged and that significant changes needed to be made at both the Board and Management level to rectify such acts and omissions and to reorient the Company’s focus toward creating and increasing its value for its owners, the stockholders. TAR Holdings believes that such inappropriate and unenforceable actions evidence the Board’s and Management’s disregard for the best interests of the Company and its stockholders. Such actions are also a waste of the Company’s resources and seem to constitute a breach of the Board’s and Management’s fiduciary duties to the Company’s stockholders. TAR Holdings believes that the Company’s Board and Management should focus on managing the Company rather than wasting valuable time and Company resources disparaging TAR Holdings and Karen Singer and making improper and groundless allegations of so-called “group” activity that are not relevant to the Company and its continued underperformance.

April 28,. 2017

TAR Holdings continues to believe, as set forth in the Schedule 13D Amendment that was filed on April 10, 2017, that the foregoing actions, along with (i) the significant underperformance of the Company, (ii) the turmoil at the Board and Management level in recent months, and (iii) the lack of meaningful ownership of Company securities by members of the Board and Management, among other things, warrant significant changes to the composition of the Board. In addition, the Company has failed to respond to TAR Holdings’ requests for (a) a current and accurate analysis of the potential for an ownership change under Section 382 of the Internal Revenue Code and (b) a waiver of the terms of the Purported Poison Pill1 to permit TAR Holdings to acquire additional common stock of the Company.

On behalf of TAR Holdings, we hereby reiterate TAR Holdings’ prior requests that the Board (i) promptly provide a current and accurate analysis of the potential for an ownership change under Section 382 of the Internal Revenue Code and (ii) waive the application of the terms of the Purported Poison Pill and the application of Section 203 of the Delaware General Corporations Law if TAR Holdings (or Karen Singer) acquires shares of common stock of the Company such that its aggregate beneficial ownership of Company common stock does not exceed 19.9% of the outstanding shares of Company common stock.

With respect to the Company’s request for an affidavit from TAR Holdings, neither the Company’s Bylaws, dated November 1, 2001 and amended on May 5, 2016 (the “Original Bylaws”), nor the Purported Amended Bylaws require TAR Holdings to submit to the Company the affidavit requested in your April 20 Letter. Consequently, TAR Holdings will not submit the requested affidavit.2

With respect to the April 25 Press Release, in which the Company states that there are “extensive and undisclosed ties” between TAR Holdings and Karen Singer, on the one hand, and Stephen Baksa and Thomas Candelaria, on the other hand, there are no such “extensive and undisclosed ties.” There is no relationship (whether as a “group” under section 13(d) of the Securities and Exchange Act of 1934, or otherwise) between TAR Holdings or Karen Singer and Messrs’ Baksa and Candelaria. TAR Holdings also cannot opine on the reasons that Messrs. Baksa and Candelaria nominated their proposed nominees to the Board. As you are aware, TAR Holdings nominated its own slate of nominees to the Board.

_____________________

1 TAR Holdings believes that the adoption of the Purported Poison Pill was neither permissible nor enforceable. Nothing in this letter shall be deemed to constitute a waiver of TAR Holdings’ rights to challenge the purported adoption of the Purported Poison Pill or an acknowledgment that the adoption of the Purported Poison Pill was effective.

2 TAR Holdings believes that the adoption of the Purported Amended Bylaws was neither permissible nor enforceable. Notwithstanding the clear defects with, and unenforceability of, the Purported Amended Bylaws, TAR Holdings nonetheless has complied with the matters described therein, as well as those of the Original Bylaws, and the information contained in TAR Holdings’ notice, dated April 7, 2017, was true and correct and not false or misleading.

April 28,. 2017

Notwithstanding the Company’s apparent disregard for the interests of its stockholders, TAR Holdings (a) remains open to engaging with the Board and Management to attempt to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting, and (b) reserves all rights with respect to any of its claims, or the Company’s claims, against the Board, Management, and the Company’s advisors.

If you have any questions or would like to discuss the foregoing, please feel free to contact us.

Sincerely,
/s/ Paul N. Silverstein
Paul N. Silverstein

cc:	Karen Singer, TAR Holdings LLC
Betsy Bernard, SITO Mobile, Ltd.
Marcelle Balcombe, Sichenzia Ross Ference Kesner LLP

TAR Holdings LLC, Karen Singer and the other participants to be named therein (the “Participants”), intend to file a preliminary proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2017 Annual Meeting of Stockholders or any special meeting held in lieu thereof to elect directors (the “Annual Meeting”) of SITO Mobile, Ltd. (the “Company”). As of the date hereof, TAR Holdings LLC directly owns 2,100,718 shares of the Company’s common stock, and Ms. Singer indirectly owns 2,100,718 shares of the Company’s common stock as the member of TAR Holdings LLC. Additional information regarding the interests of the Participants will be included in the Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive Proxy Statement and any other documents filed by the Participants with the SEC in connection with the Annual Meeting at the SEC’s web site (http://www.sec.gov). In addition, the Participants will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Participants’ proxy solicitor.